Genius Brands International, Inc.
8383 Wilshire Blvd., Suite 412

Beverly Hills, CA 90211

August 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genius Brands International, Inc. Registration Statement on Form S-1 File No. 333-232762 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Genius Brands International, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-232762) be accelerated so that the registration statement may become effective at 5:15 p.m., Eastern time, on Thursday, August 8, 2019, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the Staff.

Please call Jeffrey P. Schultz, Esq. (212-692-6732) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

Genius Brands International, Inc.

By: /s/ Andy Heyward
Name: Andy Heyward
Title: Chief Executive Officer

cc:	Securities and Exchange Commission

Doug Jones

Genius Brands International, Inc.

Bob Denton, Chief Financial Officer

Michael Jaffa, General Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz, Esq.

Ellenoff Grossman & Schole LLP

Sarah E. Williams, Esq.

Joan W. Adler, Esq.

Zachary D. Blumenthal, Esq.